UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

TOROTEL, INC.

(Exact Name of Registrant as Specified in Charter)

MISSOURI	001-8125	44-0610086
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

520 N. Rogers Road, Olathe, KS	66062
(Address of Principal Executive Offices)	(Zip Code)

Heath C. Hancock	(913) 747-6111
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure

Torotel, Inc. (herein referred to as “Torotel,” “it,” “our,” or “we”) has evaluated its current product lines and determined that certain products it manufactured during the calendar year ended December 31, 2017 contained tin, tungsten, tantalum and/or gold (“3TG”), which were necessary to the functionality or production of such products (collectively, the “Necessary Conflict Minerals”). We have performed a reasonable country of origin inquiry with our suppliers regarding those Necessary Conflict Minerals that was reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”). Based on our reasonable country of origin inquiry, we have determined that the Necessary Conflict Minerals did not originate within the Covered Countries.

Conflict Minerals Disclosure

Torotel and its subsidiaries specializes in the custom design and manufacture of a wide variety of precision magnetic components, consisting of transformers, inductors, reactors, chokes, toroidal coils, high voltage transformers, dry-type transformers, and electro-mechanical assemblies.

We conducted an analysis of our products manufactured during the calendar year ended December 31, 2017 and have determined that they do contain 3TG content. However, based on our reasonable country of origin inquiry, we have determined that the Necessary Conflict Minerals did not originate within the Covered Countries.

In order to conduct our reasonable country of origin inquiry, we conducted an analysis and survey of our suppliers using the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative, known as the CFSI Reporting Template (the “Template”). We required each of our direct suppliers that provide products to us that contain Necessary Conflict Minerals to complete the Template and additionally required our direct suppliers to require the same of each of their direct suppliers. The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence.

Through usage of this Template, we believe that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the Necessary Conflict Minerals.

Torotel’s Conflict Minerals Policy and a copy of this Form SD are publicly available on our Internet website at: http://www.torotelinc.com/Home.aspx The content of our website as referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TOROTEL, INC.

By:	/s/ Heath C. Hancock
Heath C. Hancock Vice President of Finance and Chief Financial Officer

Date: June 1, 2018